Filed by Laboratory Corporation of America Holdings

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Covance Inc.

Commission File No. for Registration Statement on Form S-4 333-200614

To: LabCorp & Covance Employees

From: Steve Anderson & Jared Freedberg

Subject: LabCorp/Covance Integration Update

Date: 29 December 2014

Dear Colleagues,

It has been a busy and exciting time since we announced the proposed combination of our companies. As we’ve said before, we are committed to providing you with information and updates throughout the integration process to ensure the appropriate transparency and to help provide you with insights and answers to your questions. To that end, we wanted to share an update on the excellent progress that the Integration Leadership Team has made over the past several weeks:

•	It has been established that post-closing, the drug development division of LabCorp will be operated under the Covance name, logo and brand standards.

•	The leadership team has been updated to include representation for Nutritional Chemistry, Market Access, and Sourcing & Procurement (see updated chart below).

•	Each of the functional area and business unit team leads has formed sub-teams to focus on critical aspects of the proposed integration.

•	Each team has created a charter as well as an initial set of goals for Closing (Day 1), Day 90 and Day 365 of our proposed integration timeline.

•	We’ve engaged Deloitte Consulting to help provide expert integration counsel and structure to support our work.

CORE INTEGRATION TEAM

We also held our first face-to-face leadership team meeting at the LabCorp headquarters in Burlington, North Carolina on December 17-18th. The attendees included all of the 24 core team members, along with the Deloitte engagement team. The meeting was extremely productive, and we continue to be impressed by the energy and enthusiasm our leaders and employees have directed toward the merger.

Aside from having a chance to meet each other and further develop productive working relationships, our focus areas for the meeting were the following:

•	The need for operational readiness on Day 1

•	The importance of interdependencies between the functional areas and business unit teams

•	An initial understanding on what is needed for Day 90 and Day 365 preparation activities

•	An understanding of how our functional areas can work together to identify and achieve broader goals aligned with strategic opportunities.

LabCorp CEO Dave King kicked off the meeting on Wednesday with his vision for our combined organization and expectations for the Core Integration Team. Then each company provided an overview of its business model and service lines to provide further background to one another on our respective organizations. Throughout the day, we discussed our guiding principles, best practices, and proven approaches to facilitate the integration process. Our consulting partner, Deloitte, was also present and summarized the different ways in which they will assist throughout the integration process.

On Thursday, the functional and business team leads presented their charters, integration goals, and needed actions to support readiness on Day 1, as well as short-term needs for Day 90, and longer-term actions for Day 365. These teams were also asked to outline several potential strategic synergies that can leverage our combined science, technology, people, process, and global scale to create new and innovative solutions for our employees and customers. It was a productive and collaborative day, with great discussion around key interdependencies between the various teams and work streams.

We all left the meeting feeling confident that we are off to a good start, and we plan to reconvene in mid-January at the Covance headquarters in Princeton, New Jersey. As we continue on our integration journey, we remain committed to providing you with updates and keeping you informed.

We must also remind everybody that, at the same time these critically important integration planning efforts are underway, we must continue to operate as two separate companies until the transaction closes.

We want to close by wishing you and your families a peaceful and joyous holiday season. Thanks for your continued support and patience, and we look forward to sharing the next chapter of this story with you in the New Year.

Sincerely,

Steve Anderson, PhD	Jared Freedberg
SVP and Global Head, Clinical Trials	VP, Corporate Development
LabCorp	Covance

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance. Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this communication are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law. This communication relates to a proposed transaction between Covance and LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, LabCorp has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus. Covance will deliver a definitive proxy statement/prospectus to Covance stockholders. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders of Covance are urged to read carefully and in their entirety the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed by LabCorp or Covance with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders may obtain free copies of the proxy statement/prospectus and other relevant documents filed by Covance with the SEC by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540. Free copies of the registration statement, proxy statement/prospectus and other relevant documents filed by LabCorp with the SEC are available on LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 358 South Main Street, Burlington, North Carolina 27215.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com. Additional information regarding those persons and other persons who may be deemed participants in the proxy solicitation, including their respective direct and indirect interests in the proposed transaction, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.